CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.000666 per share	11,187,363 (1)	$0.89 (1)	$10,000,000 (1)	$927 (2)

(1) Estimated per share offering price and maximum number of shares to be purchased and resold by selling stockholder based upon NYSE American LLC limitations on the maximum number of securities that may be offered without shareholder approval and contractual maximum commitment of $10,000,000.

(2) Registration fee calculated pursuant to Rule 457(o) under the Securities Act, based on aggregated maximum offering price and number of securities to be sold by the registrant.